UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Corporate Presentation & Outlook 2015 dated February 2015 titled “GeoPark Creating Value and Giving Back”

ITEM 1

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Corporate Presentation and Outlook 2015

February 2015

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The material that follows comprises information about
GeoPark Limited ("GeoPark") and its subsidiaries, as of the
date of the presentation. It has been prepared solely for
informational purposes and should not be treated as giving
legal, tax, investment or other advice to potential
investors. The information presented or contained herein is
in summary form and does not purport to be complete.

No representations or warranties, express or implied, are
made as to, and no reliance should be placed on, the
accuracy, fairness, or completeness of this information.
Neither GeoPark nor any of its affiliates, advisers or
representatives accepts any responsibility whatsoever for
any loss or damage arising from any information presented
or contained in this presentation. The information
presented or contained in this presentation is current as
of the date hereof and is subject to change without notice,
and its accuracy is not guaranteed. Neither GeoPark nor any
of its affiliates, advisers or representatives makes any
undertaking to update any such information subsequent to
the date hereof.

This presentation contains forward -looking statements,
which are based upon GeoPark and/or its management's
current expectations and projections about future events.
When used in this presentation, the words "believe,"
"anticipate," "intend," "estimate," "expect," "should,"
"may" and similar expressions, or the negative of such
words and expressions, are intended to identify forward
-looking statements, although not all forward -looking
statements contain such words or expressions. Additionally,
all information, other than historical facts included in
this presentation, regarding strategy, future operations,
drilling plans, estimated reserves, estimated resources,
future production, estimated capital expenditures,
projected costs, the potential of drilling prospects and
other plans and objectives of management is forward
-looking information. Such statements and information are
subject to a number of risks, uncertainties and
assumptions. Forward -looking statements are not guarantees
of future performance and actual results may differ
materially from those anticipated due to many factors,
including oil and natural gas prices, industry conditions,
drilling results, uncertainties in estimating reserves and
resources, availability and cost of drilling rigs,
production equipment, supplies, personnel and oil field
services, availability of capital resources and other
factors. As for forward -looking statements that relate to
future financial results and other projections, actual
results may be different due to the inherent uncertainty of
estimates, forecasts and projections. Because of these
uncertainties, potential investors should not rely on these
forward -looking statements. Neither GeoPark nor any of its
affiliates, directors, officers, agents or employees, nor
any of the shareholders or under shall be liable, in any
event, before any third party (including investors) for any
investment or business decision made or action taken in
reliance on the information and statements contained in
this presentation or for any consequential, special or
similar damages.

Statements related to resources are deemed forward -looking
statements as they involve the implied assessment, based on
certain estimates and assumptions, that the resources will
be discovered and can be profitably produced in the future.
Specifically, forward -looking information contained herein
regarding "resources" may include: estimated volumes and
value of the Company's oil and gas resources and the
ability to finance future development; and, the conversion
of a portion of resources into reserves.

In light of our Rio das Contas acquisition, we have
included unaudited Pro forma condensed combined financial
data to illustrate the combined results of operations for
GeoPark for the year ended December 31, 2013 to give Pro
forma effect to the acquisition of Rio das Contas as if
such acquisition had occurred as of January 1, 2013.

The information included in this presentation regarding
estimated quantities of proved reserves, the future net
revenues from those reserves and their present value in
Chile, Colombia, Brazil, and Argentina as of December 31,
2013; and estimated quantities of proved reserves, the
future net revenues from those reserves and their present
value for certain new discoveries made since December 31,
2013, are derived, in part, from the reports prepared by
DeGolyer and MacNaughton, or DandM, independent reserves
engineers. Certain reserves data, such as those based on
the DandM report, were prepared under SEC standards, and
certain other data were prepared under Petroleum Resources
Management System (PRMS) standards.

Certain data in this presentation was obtained from various
external sources, and neither GeoPark nor its affiliates,
advisers or representatives has verified such data with
independent sources. Accordingly, neither GeoPark nor any
of its affiliates, advisers or representatives makes any
representations as to the accuracy or completeness of that
data, and such data involves risks and uncertainties and is
subject to change based on various factors.

This presentation contains a discussion of Adjusted EBITDA,
which is not an IFRS measure. We define Adjusted EBITDA as
profit for the period before net finance cost, income tax,
depreciation, amortization and certain non-cash items such
as impairments and write-offs of unsuccessful exploration
and evaluation assets, accrual of stock options and stock
awards and bargain purchase gain on acquisition of
subsidiaries. Adjusted EBITDA is included in this
presentation because it is a measure of our operating
performance and our management believes that Adjusted
EBITDA is useful to investors because it is frequently used
by securities analysts, investors and other interested
parties in their evaluation of the operating performance of
companies in industries similar to ours. Adjusted EBITDA
should not be considered a substitute for financial
information presented or prepared in accordance with IFRS.

Adjusted EBITDA, as determined and measured by us, should
also not be compared to similarly titled measures reported
by other companies.

Rounding amounts and percentages: Certain amounts and
percentages included in this document have been rounded for
ease of presentation. Percentage figures included in this
document have not in all cases been calculated on the basis
of such rounded figures but on the basis of such amounts
prior to rounding. For this reason, certain percentage
amounts in this document may vary from those obtained by
performing the same calculations using the figures in the
financial statements. In addition, certain other amounts
that appear in this document may not sum due to rounding.

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Strong Balance Sheet Well Positioned to Weather Oil Price
Crisis

GEOPARK IS A LEADING INDEPENDENT EandP PLAYER WITH STRONG
BALANCE SHEET, LOW RISK ASSETS

AND ATTRACTIVE UPSIDE POTENTIAL IN THE HIGH-GROWTH LATIN
AMERICAN OIL AND GAS MARKET

STRONG LIQUIDITY

[] High Cash Position of
$130 MM

[] Unused $60 MM available
credit facilities

[] Track-record of raising new
capital from diverse sources
(debt, partners, equity, other)

[] Financial discipline

FLEXIBLE AND SELF-
FUNDED WORK PROGRAM

[] Budget 2015 designed to
protect cash and liquidity

[] Flexible to adjust to different
oil price scenarios

[] CAPEX to match cash flows

[] No material commitments for
2015

LONG TERM MATURING DEBT

[] +80% of total debt maturing in
2020

[] Average debt duration of
approximately 4 years

[] Covenants are incurrance and
not maintenance covenants

[] No material short-term debt or
maturities

HIGH PRODUCTION BASE /
LOW COST PRODUCER

[] Production over 20,000 boe/d

[] Good operating netbacks even
at lower oil prices

[] 25% of total production is gas,
unaffected by oil prices

[] Cost reduction and
optimization initiatives

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2015 Strategy and Outlook Defensive and Ofensive Plan

2014 VS. 2015 CAPEX PROGRAM ($MM)

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2015 CAPEX
$35-40 MM

+ Facilities

2015 CAPEX
$6-7 MM

Compression Plant (Manati)
+ Seismic processing

2015 CAPEX
$8-9 MM

Environmental Studies

2015 CAPEX
$3-4 MM

Seismic Studies

2015 CAPEX
$8-10 MM

Workovers and Facilities

2015 STRATEGY GUIDED BY THE FOLLOWING PRINCIPLES:

[] Conservative Approach : Reduce work and investment
program to maintain
flexibility and maintain balance sheet strength

[] Capital Allocation Discipline : Prioritize lower-risk,
higher netback, and quicker
cash flow generating projects

[] Do More For Less: Aggressively implement operating,
GandA and capital cost
reduction measures

[] Stay Agile: Continuous monitoring of work programs and
adjustment - up or down
- as necessary

[] Build for Long Term: Preserve critical assets, tools and
capabilities necessary
for long term and stay in hunt for potential value
dislocation opportunities

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Latin American Asset Base Performance and Opportunity

LARGE RISK-BALANCED
PROJECT INVENTORY

Production Assets: 20,557 boe/d (2014)

Development Assets: 3P Reserves of 190 to 220 MMboe

Exploration Assets: Resources of 500 MM to 1 billion boe

Unconventional Resource Assets: 150 to 200
MMboe

New Project Opportunities

DIVERSIFIED CASH GENERATION

ADJUSTED EBITDA (LTM): $233 MM(1)

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(1) Adjusted EBITDA calculated as pro forma LTM 3Q14
(*) Including pro forma production from Manati in the 1Q14,
as
acquisition closed on March 31, 2014

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PRODUCTION GROWTH
TRACK -RECORD

CAGR '06-- '14: 53%

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Executing on Latam Oil and Gas Opportunities

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COLOMBIA
[] Biggest growth story in Colombia
[] New world class field discovery,
Tigana
[] Introduced new play concept to
Llanos basin

PERU
[] Large resource base in Peru
[] World class subsurface asset
with proven reserves +
exploration upside

CHILE
[] Track-record of re-exploring
mature areas
[] Introduced new play concepts
and formations
[] Atractive potential in proven
exploration area + large
unconventional resources

BRAZIL
[] Biggest non-associated gas
field producing in Brazil with
stable cash flows
[] Exploration upside in proven
onshore basins

ARGENTINA
[] Opportunistic approach
[] Building long-term
alliances

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Large Diversified Inventory of Reserves and Resources

DRIVERS OF ORGANIC GROWTH

[] 31 blocks in 12 basins in 5 countries / 6.0 MM acres
[] 3P reserve development opportunities: 190-220 MMboe
[] Exploration resource opportunities: 500 MM to 1.0
billion boe / 100+
leads and prospects

MULTI -PROJECT RISK-BALANCED PORTFOLIO*

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Track-Record of Consistent Reserves Growth

2P RESERVES GROWTH

[] Strong 2P reserves growth track-record

[] 11% CAGR (2009-2013) in 2P reserves

[] Material increase expected for 2014 due to Tigana Field
discovery (internal
estimate of 3P 20-30 MMboe net) and Peru entry (internal
estimate of 2P reserves
22.5 -30 MMboe net)

[] Balanced mix between oil and gas reserves

[] Continued diversification of reserves base through
exploration and strategic entry
into new areas

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2014E Pro forma: includes estimated 2P reserves in the
Morona Block (Peru), The transaction was executed with
Petroperu on October 1, 2014 with final closing subject to
Peru government approval

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Colombia Leading EandP Story in Colombia Today

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[] Acquired three companies in 2012 -- and in 2 years,
drilled 57 wells, discovered 11 new oil fields (6
operated) and increased production by 4+ times
[] Quickly built value by introducing new paradigms - both

above and below the ground - with new play-type and
community approach
[] Increased netbacks by 30% from $34/bbl to $44/bbl
[] Added 2 new blocks and exploration acreage in 2014 to
continue expanding

11 Blocks             6 operated (94% of production)
Acreage                     1.1 MM acres
2P Reserves (1)               16.5 MMbbl
Tigana 3P Reserves (net)(3)  20-30 MMbbl
Exploration Resources       77-155 MMbbl
2014 Production             10,807 boe/d
2P R/P (2)                     7.0 years

2015 Work Program: $35-40 MM
[] 4-5 new wells (focus on Tigana and Tua development)

(1) PRMS DandM -- Dec. 2013 (Not including 2014
discoveries)
(2) Considering 2013 production
(3) GeoPark internal estimates

LLANOS 34 BLOCK

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TIGANA FIELD DEVELOPMENT:
PRODUCTION GROWTH
OPPORTUNITY
AND RISK PROFILE CHANGE

LLANOS 34 BLOCK
(GEOPARK OPERATED)

Discovered fields: 5
[] Max
[] Tua
[] Tarotaro
[] Aruco
[] Tigana

Identified new prospects: 5
[] Jacana
[] Mochuelo
[] Chenchena
[] Tilo
[] Chiricoca

Chile Low Risk Development and Exploration in Proven Area

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FELL BLOCK

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TIERRA DEL FUEGO BLOCKS

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REPLICATING FELL
BLOCK SUCCESS IN
TIERRA DEL FUEGO

Oil and Gas Fields

Exploration Prospects

[] First private oil and gas producer in Chile
[] Large fully-operated land base across the Magallanes
basin, with existing reserves, production and cash flow
[] New expanded acreage in TdF to replicate proven
exploration model in Fell
[] Re-balanced to oil production and increased netbacks
by 400% from $11 boe to $44 boe
[] Large shale (oil) long-term opportunity

6 Blocks                  All operated
Acreage                 1.0 MM acres
2P Reserves(1)           45.1 MMboe
Exploration Resources 70-130 MMboe
Shale Oil Upside(2)   150-200 MMbbl
2014 Production           6,103 boe/d
2P R/P(3)                  17.7 years

2015 Work Program: $8-10 MM
[] Focus on Fell Block Development

(1) PRMS DandM -- Dec. 2013 (Not including 2014
discoveries)
(2) Considering 1% recovery factor
(3) Considering 2013 production

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Brazil

Positioned to Grow and Capture Opportunities

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[] Largest producing gas field in Brazil: fully-developed,

cash flow producing, low-risk asset
[] Partnership with Petrobras
[] Exploration blocks in proven basins
[] Tecpetrol partnership to acquire new projects

10 Blocks              9 operated
Acreage              0.3 MM acres
2P Reserves (1)         8.5 MMboe
Exploration Resources 40-80 MMboe
2014 Production       3,572 boe/d
2P R/P (2)              6.5 years

2015 Work Program: $6-7 MM
[] Seismic processing (Round 11) + Facilities (Manati)

(1) PRMS DandM -- Dec. 2013
(2) Considering 2013 production

PRODUCTION ASSET

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EXPLORATION BLOCKS

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Peru

New Country Entry / Transformational Acquisition

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[] Large acreage position in one of most prolific basins
in Latin America (produced over 1 billion bbls)
[] Discovered oil field with opportunity to bring near
term cash flow
[] Similar play-type exploration prospects mapped
under 3D seismic (Situche Complex) and other
significant exploration potential
[] Strategic partnership with Petroperu

1 Block*                                Operated
Acreage                              1.9 MM acres
2P Reserves (Ryder Scott Certified)      41 MMboe
2P Reserves (GeoPark Estimate)      22.5-30 MMboe
Exploration Resources               200-500 MMboe
(all at 75% WI)

2015-2016 Work Program: $140-160 MM
[] Put Situche Central field in production
[] Workovers + transportation + facilities
2015 Work Program: $8-9 MM

SITUCHE CENTRAL FIELD

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Discovery Wells
Situche Central 2X
and 3X
(Short term tests of
2,400 bopd
and 5,200 bopd of
34-37[] API oil)

MORONA BLOCK

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Oil Field

Exploration Prospects

Exploration Leads

3D Seismic Program

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Profitable Assets Even at Low Price Scenarios

ESTIMATED OPERATING NETBACK (1) @ 50 ($/BBL)

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ESTIMATED OPERATING NETBACK (1) @ 60 ($/BBL)

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ESTIMATED OPERATING NETBACK (1) @ 80 ($/BBL)

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OPERATING NETBACK (1): ACTUAL 9M 2014 ($/BBL)

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(1)Operating Netback is comprised of net revenues, less
production costs (net of depreciation charges and accrual
of stock options and stock awards) and selling expenses,
divided by total boe deliveries. Operating Netback is
equivalent to Adjusted EBITDA net of cash expenses included
in Administrative, Exploratory and Other operating costs

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Operational Track-Record Leads to Financial Track-Record

INCREASING SALES

REVENUES ($MM): +62% / YEAR
(CAGR '10 -- '13)

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INCREASING CASH GENERATION

ADJUSTED EBITDA ($MM): +60% / YEAR
(CAGR '10-- '13)

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INCREASING EFFICIENCY

OPERATING NETBACK ($/BOE): +27% / YEAR

(CAGR '10-- '13)

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BALANCED AND STRONG CASH POSITION

[] Multi-country cash generation (99% investment grade)

[] 26% production growth translated into +60% growth in
revenues
and Adjusted EBITDA

[] 27% annual growth in operating netbacks with 23%
improvement
in 9M14

[] Self-funded 2014 work program

[] Strong cash flows and liquidity with approx. $130 MM in
cash as
of December 2014

[] +80% of total debt maturing in 2020

Pro forma figures: includes the 10% interest in the Manati
Field in 2013, assuming as if the acquisition has occurred
in January 2013.

In Hunt for Potential Value Dislocation Opportunities

TODAY[]S HIGHEST POTENTIAL
HYDROCARBON REGION

Finding, Closing and Building Value on New
Projects

[] Rapid execution and investment on acquired
assets

[] Track-record converting assets and building
value

Active Long-term Pipeline of Projects

[] Technical approach to identify opportunities in
most prolific basins

[] Near-term production and 2P reserves
development

[] Attractive and achievable exploration potential

[] GeoPark operated (preferred)

[] Target Countries: Chile, Colombia, Brazil, Peru
and Mexico

Strategic Alliances

[] LGI: side-by-side acquisitions across Latin
America

[] Tecpetrol (Techint Group): strategic alliance in
Brazil

[] World Bank IFC: key shareholder and partner for
capital and growth

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Uniquely -Positioned Oil and Gas Investment Vehicle

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[] Oil-Finding and Operating Know-How

[] Solid Asset Base with Cash Flow and Upside

[] Operational and Financial Track Record

[] Access to Capital

[] New Project Inventory and Alliances

[] Capital Allocation and Project Efficiencies

PORTFOLIO PROVIDES SECURE GROWTH WITH OPPORTUNITY FOR
ACCELERATED UPSIDE

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Appendix

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE
INCOME TAX

In millions of $

                                                         20
10 2011 2012 2013 9M2014 Adjusted EBITDA 41 63 121 167 193
Depreciation -23 -26 -53 -70 -73 Accrual of Stock Awards -3
-5 -5 -9 -8 Impairment and write-off -3 -7 -26 -11 -9
Others 1 1 4 7 1
OPERATING PROFIT 13 26 41 84 104
Financial results, net -4 -14 -16 -34 -31 Bargain Purchase
- - 8 - -
PROFIT BEFORE INCOME TAX 9 12 33 50 73

Adjusted EBITDA 2013 GEOPARK 167
Adjusted EBITDA from Rio Das Contas 2013 31
Proforma Adjusted EBITDA 2013 198

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Contacts

Andr[]s Ocampo
Chief Financial Officer

Pablo Ducci
Capital Markets

Sof[]a Chellew
Investor Relations

Santiago, Chile
Nuestra Se[]ora de los []ngeles 179,
Las Condes, Santiago, Chile
Phone: +(56 2) 2242 9600
Email: ir@geo -park.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 12, 2015